U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB

                           File No.: _________________


                              CIK: _______________

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  IMAGING 3, INC.
                               -------------------
                 (Name of Small Business Issuer in its charter)


                  California                 95-4451059
                  ----------                 ------------
State or other jurisdiction of           IRS Employer ID Number
incorporation or organization

                    303 N. Glenoaks Blvd., Burbank, CA 91505
                 ----------------------------------------------
(Address of principal executive offices)          Zip Code)

                    Issuer's telephone number: (818) 260-0930


           Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I

                                                                            Page

Item 1.           Business.....................................................3

Item 2.           Management's Discussion and Analysis of Financial
                       Condition and Results of Operations....................15

Item 3.           Properties..................................................18

Item 4.           Security Ownership of Certain Beneficial Owners
                        and Management........................................18

Item 5.           Directors and Executive Officers of the Registrant..........19

Item 6.           Executive Compensation......................................23

Item 7.           Certain Relationships and Related Transactions..............24

Item 8.           Description of Securities...................................25

                                     PART II

Item 1.           Market for Registrant's Common Stock and
                        Security Holder Matters...............................28

Item 2.           Legal Proceedings...........................................28

Item 3.           Changes in and Disagreements with Accountants
                        on Accounting and Financial Disclosure................29

Item 4.           Recent Sales of Unregistered Securities.....................29

Item 5.           Indemnification of Directors and Officers...................33

                                    PART F/S


Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................34

Exhibits, Financial Statement Schedule and Reports on Form 8-K................35

PART I


Item 1.  Description of Business.

General

Imaging3, Inc. ("Imaging3" or the "Company") has developed a proprietary medical technology (patent filed on August 27, 2002) that will produce 3D medical diagnostic images in real time. Imaging3 Technology has the potential to contribute to the improvement of healthcare. Healthcare workers using Imaging3 devices will be able to instantly view 3D, high-resolution images of virtually any part of the human body.

                                 Company History

The Company was founded as Imaging Services, Inc. on October 29, 1993, by Dean Janes. The Company initially served as a low cost, third party service alternative for Orthopedic Equipment Company Medical Systems ("OEC") equipment. OEC is the largest manufacturer of mobile surgical C-arms with over 60% market share in the U.S. Prior to the Company's inception, there was not in existence a company that solely focused on providing third party service for OEC equipment.

In early 1994, Imaging3 began offering upgrades for OEC C-arms. The most successful upgrade was a CCD (Charged Coupled Device) camera, which improved image quality of older systems comparable with that of brand new products. This offering became so successful that the Company integrated this upgrade with used OEC C-arms and built custom units for NASA, Harvard, University of California at Irvine, University of California at Davis, Baylor University, Baxter Healthcare and other prestigious healthcare organizations. Later that year, Imaging3 applied for and received FDA approval for this device described as the NASA II CCD C-arm.

In mid 1995, Imaging3 purchased the assets of ProMedCo. ProMedCo had an exclusive agreement with OEC to remanufacture OEC C-arms for OEC Medical Systems. Though the purchase did not transfer the agreement it eliminated one of the Company's competitors and provided a substantial inventory of replacement parts. Access to these replacement parts allowed Imaging3 to immediately increase its production levels and created the opportunity to remanufacture OEC's complete product line, thereby increasing the models ISI could offer it's customers. Also, this purchase allowed the Company to enter the extremely lucrative parts sales business.

In 2000, the Company continued its expansion by acquiring certain assets and obtained services of a certain staff of a sales company in San Diego. This asset purchase brought an extensive database with over 43,000 physician names, hospitals, medical centers and surgery centers contact information as well as a streamlined automated sales force. Also as part of this expansion several key employees, most of whom were former employees of OEC, were hired to increase the Company's service presence in Arizona, Washington, Nevada, Florida, and Hawaii with a national service presence as the ultimate goal. In 2002, the Company closed the San Diego office and consolidated operations in Burbank, California.

Late in 2000, the Company began negotiations with several companies in Korea to manufacture "private labeled" equipment for the Company's exclusive sales in North and South America. These products include two new c-arms the ISI-2100 and 2500, as well as five pain management tables the ISI 8000, 8000(H), 8000(HL), 8000 (HT) and 8000 (HLT).

On February 19, 2002, a fire gutted the Company's principal operating facility, causing an estimated $4.3 million in damage. Fire officials believe the cause to be electrical. The 10,800-square-foot structure, located at 3200 W. Valhalla Drive, Burbank, California, is owned by Dean Janes and leased to the Company. Mr. Janes intends to rebuild and the Company intends to reoccupy the facility. In the interim, the Company has leased temporary facilities. The damage to the building and the loss of the Company's equipment are covered by liability insurance. However, the fire has disrupted the Company's operations. As a result the Company's management forecasts that revenues for the year ending December 31, 2002 will be significantly lower than the previous year.

In order to better position the Company for its future direction -- away from service and towards providing proprietary medical imaging products -- the Company changed its name from Imaging Services, Inc. to Imaging3, Inc. on August 20, 2002.

                             The Company's Business

Imaging3 Technology has potential to contribute to the improvement of healthcare. 3D images will be instantly constructed using high-resolution fluoroscopy and can be used as real time references for any current or new medical procedures in which multiple frames of reference are required to perform medical procedures on or in the human body. Imaging3 Technology has many medical applications, including:

o Trauma Center. Imaging3 Technology is designed to allow a surgeon to immediately view exactly where a bullet is lodged in a gunshot victim. At any point during the procedure, the surgeon could continue to view 3D images in real-time.

o Cardiology. Imaging3 Technology is designed to provide a 3D view of a heart and allow a cardiologist to record the heartbeat in real-time. The entire heart would be visible, including veins that are wrapped around the "back" side.

o Pain Management. Imaging3 Technology is designed to provide a 3D view of the spine, nerve endings, injection points and help guide the needle for spinal procedures. 3D images in real-time could also be used to view disk compression.

o Neuro-vascular. Imaging3 Technology is designed to provide a 3D view of the skull and brain to diagnose neuro-vascular diseases. 3D images in real-time could be used to view the rupture of vessels or arterial blockages diminish -ing blood flow to the brain.

o Orthopedic. Imaging3 Technology is designed to provide a 3D view of bones and joints to help diagnose orthopedic conditions. An orthopedic surgeon could view a 3D image in real-time to line up a screw with the hole in a hip pinning.

o Vascular. Imaging3 Technology is designed to provide a 3D view of veins throughout the body. After injecting dye, a 3D image in real-time could pin -point clots and occlusions and help diagnose vascular diseases.

Multi-function Device

A diagnostic medical imaging device built with Imaging3 Technology can perform several functions and can replace or supplement a number of exiting devices, resulting in considerable cost savings for hospitals and healthcare centers. These functions include:

o        Perform real-time, 3D medical imaging
o        Emulate a CT scanner (at a fraction of the capital cost)
o        Perform standard fluoroscopy

The Company's management believes that this multi-function capability will be especially attractive in foreign markets, where the cost of a CT scanner is beyond the means of most hospitals and healthcare centers.

Existing Base of Business to Launch a Proprietary Product

Imaging3 is an established company with revenues. While the Company began as a service provider, it expanded to include equipment and parts sales, both new and renewed. Imaging3 is the largest remanufacturer of C-arms in the world. A C-arm is an integral component of a fluoroscopic imaging system used for various types of surgery. The Company offers new, demo, remanufactured, refurbished and pre-owned systems in all price ranges from every major manufacturer including OEC, GE, ISI, Philips, Siemens, FluoroScan, XiScan and Ziehm. The Company supplies full-size, compact and mini C-arms.

Imaging3 is also the largest distributor of C-arm tables in the U.S. The Company offers new, demo, remanufactured, refurbished and pre-owned c-arm tables in all price ranges from every major manufacturer. The Company also supplies pain management tables, surgery tables, urology tables and vascular tables. Imaging3's management intends to use the Company's base of operations and channels of distribution to launch its new medical imaging devices business, based on its breakthrough Imaging3 Technology.

Business and Revenue Models

The Company's business strategy is very straight-forward: (1) continue to build the Company's base of C-arm remanufacturing and service business, (2) develop medical diagnostic imaging devices, based on the Company's breakthrough Imaging3 Technology for the $5 billion medical imaging market, (3) sell the Company's new medical diagnostic imaging devices directly to healthcare providers, as well as through channel partners and distributors, and (4) license the Company's breakthrough Imaging3 Technology to other medical diagnostic imaging device manufacturers.

The Company's management believes that most of the Company's future revenues will come from the sale of medical imaging devices, based on the Company's Imaging 3 Technology. Other revenues will come from the licensing of its proprietary technology to other medical diagnostic imaging device manufacturers. The smallest portion of the Company's future revenue will come from the sale and service of C-arms.

                             Proprietary Technology

Patent Application

An application for a U.S. patent in the name of Dean Janes entitled Apparatus and Method for Three-Dimensional Real-Time Imaging System was filed on August 27, 2002, by Pillsbury Winthrop, LLC. The rights to this patent have been assigned to the Company. A Patent Application is not a guarantee of patent issuance. The application may take several years to be reviewed, may require amendments, and could possibly be rejected, if it was found to be unpatentable, or to infringe upon another patent.

Abstract of the Patent Disclosure

A computing device in a three-dimensional imaging system utilizes a plurality of distance readings and reference readings from at least one subject sensor to determine a subject location and a subject volume and establish a base-three dimensional map of a subject. A plurality of two-dimensional image exposures along with a plurality of associated reference locations are created by rotating an image source and an image receptor around an inner circumference of an imaging gantry. The plurality of two-dimensional image exposures is digitized to create a plurality of digital two-dimensional image exposures. The computing device receives the plurality of digital two-dimensional image exposures and the plurality of associated reference locations. The overlaying, interpolating and pasting of the plurality of digital two-dimensional image exposures on the base three-dimensional map creates a base three-dimensional image exposure, which is displayed on a display device.

General Description

Real-time 3D medical diagnostic imaging will be accomplished by scanning the patient, either partially or completely in a 360-degree circumference under fluoroscopy (or other type of image exposure), utilizing a single or multiple x-ray source and image receptor. The information acquired under fluoroscopy (or other type of image exposure) will be digitized at a frame rate of or between 30 to 60 frames per second. This information will be sent to a computer system to be incorporated into a three dimensional image to be displayed on a computer monitor. The image created can then be manipulated and/or rotated to view the scanned image of the patient's anatomy in any direction or orientation desired by the user. The user could then choose a specific area of the image to update. Once an area is selected, the computer displaying the image would then "gang" or align the x-ray source(s) and image receptor(s) to begin updating scans of new images to be overlaid upon the existing three dimensional model. This process would then be updated and/or repeated as many times necessary for the specific procedure to be completed. At any time, a new reference area or scan could be selected or initiated.

The "O"-arm

Part of the Company's invention is based on an "O"-arm to create a circular gantry similar to that used with CT to scan a patient a full 360 degrees with fluoroscopic radiation. This approach will allow imaging of the patient from any frame of reference or angulation. (Current medical imaging devices are limited to 150 degrees to 360 degrees with mechanical orientation or manipulation.) 3D imaging requires an O-arm to scan the patient in increments of 360 degrees to allow construction of a three dimensional image. By scanning the patient in 360 degrees and acquiring images at 30 to 60 frames per second, a three dimensional image can be constructed.

How Imaging3 Technology Differs from Other Approaches

The O-arm approach is similar to that used in a CT scan. The difference is CT is used to image a "slice" of the anatomy and not intended for real-time fluoroscopic imaging. The slice is obtained by using a fulcrum reference point and rotating the X-ray source and image receptor in reference to that point. This basic geometry creates a 2D image in any depth desired, in any region of the body. The O-arm would use a similar fulcrum point to reference depth, but the scan would not create a slice but instead a real-time image captured at 30 to 60 frames per second in 360 degrees. Further, the O-arm would be used for conventional fluoroscopic imaging with the advantage of positioning the X-ray source and receptor at any angulation desired.

Currently, 3D imaging is used only for reconstructive post processing reference images. MRI, CT and ultrasound currently have this capability. The 3D images are created by multiple scans of 2D images that require a long period of time to process into a three dimensional image. The image created is then used only for reference, not real time manipulation in the body. The Company's 3D images will be constructed almost instantly and will be available to be used as a real time references whenever multiple frames of reference are required to perform medical procedures on or in the human body.

Proposed Construction of the O-arm

The Company intends to construct the O-arm using existing methods, similar to those being used to make C-arms. The Company may either join two C-arms together to create the "O" or construct a gantry system similar to that used by CT technology. The Company's final design will result in a smooth 360 degree scan of the patient, without jitter or bumps which might impede imaging. Also, placement of an X-ray source and image receptor will be key to the design, as well as the use of appropriate versions of these subsystems.

Real time 3D imaging will require a state-of-the-art computer system with customized software. The computer will be outfitted with customized image processing boards to capture and compute images at lK x lK resolution at 30 to 60 frames per second. The combination of software and hardware will process the image data to create a 3D image map. This map will then be displayed to the physician. The physician will be required to enter reference data to start real time imaging. Once the physician enters the data (most of which is choosing which direction and portion of the body he/she would like to work with), the O-arm will be positioned and the image will be updated with any new information, as added by the physician controlling the X-ray generation. Imaging3 Technology intends to create an image map with three dimensions and will update that map with new information, without having to create a new image.

                                   The Market

The Company competes in the medical diagnostic imaging market and this market is growing due primarily to continual technological improvements that lead to faster and better-resolution imaging, greater patient safety, and the provision of these capabilities to a growing and aging population. The result has been a vigorous competition to create the most cost-effective diagnostic imaging systems.

Diagnostic imaging is an evolving part of modern medicine and is now entering a new era of digital imaging. The field has evolved from the early X-rays by Roentgen over 100 years ago to imaging of organs by computerized tomography (CT) and magnetic resonance imaging (MRI) that are 20 years old. Medical imaging is used for diagnosis in the leading causes of death, heart attacks, strokes, and cancer. What was once called the radiology department is now called the diagnostic imaging department because of the wealth of new technologies available beyond x-rays. A trauma victim's internal injuries are imaged with a CT scanner. Breast cancer, a leading cause of death in women, is detected with mammography and ultrasound.

Industry Overview

Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures.

MRI

MRI involves the use of high-strength magnetic fields to produce computer-processed cross-sectional images of the body. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen. Conditions that can be detected by MRI include multiple sclerosis, tumors, strokes, infections, and injuries to the spine, joints, ligaments, and tendons. Unlike x-rays and computed tomography, which are other diagnostic imaging technologies, MRI does not expose patients to potentially harmful radiation.

MRI technology was first patented in 1974, and MRI systems first became commercially available in 1983. Since then, manufacturers have offered increasingly sophisticated MRI systems and related software to increase the speed of each scan and improve image quality. Magnet strengths are measured in tesla, and MRI systems typically use magnets with strengths ranging from 0.2 to
1.5 tesla. The 1.0 and 1.5 tesla strengths are generally considered optimal because they are strong enough to produce relatively fast scans but are not so strong as to create discomfort for most patients. Manufacturers have worked to gradually enhance other components of the machines to make them more versatile. Many of the hardware and software systems in recently manufactured machines are modular and can be upgraded for much lower costs than purchasing new systems.

Positron Emission Tomography (PET)

PET is a nuclear medicine procedure that produces pictures of the body's metabolic and biologic functions. PET can provide earlier detection of certain cancers, coronary diseases or neurologic problems than other diagnostic imaging systems. It is also useful for the monitoring of these conditions.

Computed Tomography (CT)

In CT imaging, a computer analyzes the information received from an x-ray beam to produce multiple cross-sectional images of a particular organ or area of the body. CT imaging is used to detect tumors and other conditions affecting bones and internal organs.

Other Services

Other diagnostic imaging technologies include x-ray, single photon emission computed tomography, and ultrasound.

Digital Imaging Technologies

New techniques for the digital capture, display, storage, and transmission of X-ray images are poised to revolutionize the diagnostic imaging market. Although digital technologies and techniques have been in use in other diagnostic imaging areas (such as CT scans, MRI scans, and ultrasound), technical problems have kept X-ray technologies in the era of film. However, new methods of digitally capturing X-ray images are under development, and promise to revolutionize X-ray imaging.

The need to cut costs and improve services in healthcare delivery is driving the move to digital systems. The requirement for hospitals to implement electronic access to medical images and other types of information is now widely accepted and regarded as inevitable. The trend toward storing, distributing and viewing medical images in digital form is being fueled by both changes in the economic structure of the healthcare system and by rapidly evolving technologies. In particular, the new economics of health care will mandate a shift from film-based radiology to the electronic delivery of digital images, while new technology promises the additional benefit of vastly improved diagnostic power.

Users of Diagnostic Imaging

MRI and other imaging services are typically provided in one of the following settings:

Hospitals and Clinics


Independent Imaging Centers


Outsourced


Industry Challenges

In a recent report, U.S. Medical Imaging Industry Outlook, Frost & Sullivan identified several challenges facing the diagnostic imaging industry. Low reimbursement rates have become a major challenge, not only for end users, but for manufacturers as well. Imaging reimbursements for many procedures may be inadequate given the expense of the equipment and the expertise required to create and interpret results.

Lack of adequate compensation is a concern for all industry participants, as many healthcare centers are delaying or canceling purchases of high-pieced items. Until the financial rewards for imaging are increased substantially, and definitively, low reimbursement will be the foremost hurdle for manufacturers.


                                   Competition

Competitive Landscape

The healthcare industry in general, and the market for imaging products in particular, is highly competitive. The Company competes with a number of companies, many of which have substantially greater financial, marketing, and other resources than the Company. The Company's competitors include large companies such as GE, Philips, Siemens Toshiba and Hitachi, which compete in most medical diagnostic imaging modalities, including X-ray imaging.

A study by Theta Reports, Diagnostic Imaging Equipment and Systems World Market, identifies the following 17 key players in the medical diagnostic imaging market:

o        ADAC Laboratories
o        Eastman Kodak Co.
o        Fonar Corp.
o        Fuji Medical Systems U.S.A. Inc.
o        General Electric Medical Systems
o        Hitachi Medical Systems America Inc.
o        Hologic Inc.
o        Imaging Diagnostic Systems Inc.
o        Imatron Inc.
o        Lumisys Inc.
o        Marconi Medical Systems
o        Philips Medical Systems Nederland BV
o        PhorMax Corp.

o        Siemens Medical Engineering Group
o        Sterling Diagnostic Imaging Inc.
o        Trex Medical Corp.
o        Varian Medical Systems Inc.

Direct Competitors

At this time, the Company is not aware of any existing devices in the marketplace that provide 3D, real-time diagnostic medical imaging, with the exception of ultrasound.

Ultrasound is a real-time tomgraphic imaging modality. Not only does it produce real-time tomograms of the position of reflecting surfaces (internal organs and structures), but also it can be used to produce real-time images of tissue and blood motion. However, ultrasound is a low-resolution imaging modality that does not produce an image as precise and clear as fluoroscopy. The Company's devices will rely instead on the use of fluoroscopy, a high-resolution imaging modality, to produce "live" X-ray images of a living patients in 3D.

                            Marketing and Sales Plan

Marketing Strategy

Imaging3's marketing strategy is to promote the image that Imaging3 Technology is designed to be a complete and comprehensive medical diagnostic imaging solution available in the marketplace.

Product and Service Differentiation

The differentiating attributes of Imaging3 Technology include:

o Real time medical diagnostic imaging that will produce high resolution images
o        Reasonably priced
o        Easy-to-install
o        Vast array of features
o        Reliability

Value Proposition

The Company's value proposition is: Diagnostic imaging devices with Imaging3 technology allow healthcare providers to easily produce 3D, real time, high resolution images at a reasonable cost.

Sales Strategy

Concurrent with a marketing campaign, the Company intends to aggressively sell its medical diagnostic imaging devices in the U.S. International sales will follow after achieving initial success in the domestic marketplace.

Sales Margin Structure

The Company's management believes that the majority of its sales will be derived from direct sales to customers, with the balance of sales derived from dealers and manufacturer's representatives. As a result, the sales margin structure must be attractive to these independent organizations.

o       Direct Sales - Full suggested list price
o       Dealers - 30% off suggested list price
o       Manufacturer's Representatives - 10% commission

Target Market Segment

The Company's management has identified general medical and surgical hospitals in the U.S. as its primary target market segment for Imaging3 Technology. According to D&B/iMarket, there are the 12,041 general medical and surgical hospitals in the U.S.

Distribution Channels

The Company plans to sell its Imaging3 medical diagnostic imaging devices through several channels of distribution, including:

Direct Sales to End Users

The Company's policy is to sell directly to end-users whenever possible. The Company's management expects that direct sales will occur most often with larger customers.

Dealers and Manufacturer's Representatives

The Company has working relationships with a number of independent organizations that help distribute the Company's current product line. The Company expects to work with these independent organizations to help distribute diagnostic medical imaging devices built with Imaging3 Technology. These organizations have well-established relationships with mid-size to large size customers. Many also provide specific vertical market applications.

Selling Methods

Executive Sales

Because many of Imaging3's large customers will tend to be top healthcare managers, it is important that its Company president and senior managers present its products to its customers.

Field Sales Force

The majority of the Company's selling efforts to large accounts will be handled internally through its field sales force. Imaging3 has chosen to use a direct sales force because its large accounts require considerable customer education and post-sales support -- directly from the Company. The Company's price points, pricing structure and profits are such that its cost of sales warrants a "person-to-person" selling strategy.

Dealers and Manufacturers' Representatives

The Company can supplement its own field sales force by entering into agreements with dealers and manufacturers' representatives. Because dealers and manufacturers' representatives carry several product/service lines that are compatible with the Company's products and services, Imaging3 plans to select dealers and manufacturers representatives carrying complementary and compatible products and services, as well as dealers and manufacturers' representatives that sell dissimilar products and services yet ones that are appropriate to their customers' customer.

                             Administrative Offices

The Company currently maintains an office at 303 N. Glenoaks Blvd., Burbank, CA 91505. This facility contains 1,798 square feet of space, and the Company currently pays rent at a rate of $1.80 per square foot, gross. The Company currently maintains its production facilities at 825 Western Avenue, #19 & #21, Glendale, CA 91205. This facility contains 3,000 square feet of space, and the Company pays rent at the rate of $.93 per square foot, gross


                                    Employees

The Company currently employs 12 full-time individuals, all of whom are working at the Company's offices at 303 N. Glenoaks Blvd., #605, Burbank, California and 825 Western Avenue, #19 & #21, Glendale, California. Of those 12 full-time employees, 7 are employed in administrative, marketing, and sales positions, and the remaining 5 are technical employees employed in research, development, and technical product maintenance positions. The Company projects that during the next 12 months, the Company's workforce is likely to increase to 21, with 4 of the new positions being in the administrative, marketing, and sales areas and the remaining 5 of the new positions being in research, development, and production positions.

To support the Company's need for technical staffing, the Company has established relationships with technical staffing organizations that continuously offer highly qualified personnel to meet the Company's needs, both locally and from out of the area.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934. The annual and quarterly reports may also be obtained online through Edgar at www.sec.gov/edgar/quickedgar.htm.

ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.


RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2002 AND 2000

The Company had net revenue of $6,523,936 in 2001 compared to $4,510,442 in 2000. Cost of revenues were $3,757,111 in 2001 and $2,601,814 in 2000. Gross profit in 2001 was $2,766,825 compared to $1,908,628 in 2000. Operating expenses totaled $2,860,008 in 2001 and $1,997,259 in 2000. The Company had a net operating loss of ($93,183) in 2001 and ($88,631) in 2000. The Company incurred nonoperating net losses in 2001 of ($441,834) and ($54,870) in 2000. The net loss after tax provisions was ($535,817) in 2001 and ($144,301) in 2000. The net loss per share was ($.09) in 2001 and ($1.25) in 2000.

The Company expects the trend of losses will continue due to high expenses of marketing its products and technology in a highly competitive environment, and the need to continue research and development on new products.

PROJECTED RESEARCH & DEVELOPMENT COSTS

The Company expects to expend, in the next year, approximately $1 million to pay costs associated with completing development of the "O" arm Platform and technology.


RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 AS COMPARED TO SAME NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001

At September 30, 2002, the Company had $414,735 in cash, $114,202 in net receivables, and $662,140 in current inventory. Current assets total $1,456,223. At September 30, 2002, the Company had liabilities of accounts payable of $898,968, and equipment deposits of $383,422, and other current liabilities for a total of $1,574,110 in current liabilities. The deficit of current assets to current liabilities is approximately ($118,000).

The net revenue for the nine-month period ended September 30, 2002 was $1,656,378 as compared to net revenue of $4,838,546 for the nine-month period ended September 30, 2001. The cost of revenue in the nine-month period was $1,316,414 in 2002 and $2,703,077 in 2001. The gross profit was $339,964 and
$2,135,469 in the period in 2002 and 2001, respectively, Operating expenses totaled $1,353,775 and $2,164,821 in the periods in 2002 and 2001, respectively. The loss on operations was ($1,013,311) in the period in 2002 and ($29,352) in 2001 in the period.

The Company incurred non-operating net losses of ($47,636) and ($240,052) in the period in 2002 and 2001, respectively. The net loss was ($48,436) or ($.004) per share in the period in 2002 compared to ($240,852) or ($.031) per share in the period in 2001. The Company operations were severely affected by a fire loss in 2002, and an extraordinary gain of $1,025,498 was experienced from insurance proceeds from the fire loss. The Company expects the trend of net operating losses to continue at present rate due to expenses of marketing and product development.

LIQUIDITY AND CAPITAL RESOURCES

Concentrations of Business and Credit Risk
------------------------------------------
The Company operates in a single industry segment. The Company markets its services to companies in the medical industries. The Company's operations are subject to rapid technological advancement and intense competition in the medical imaging industry.

Accounts receivable represent financial instruments with potential credit risk. The Company typically offers its customers credit terms. The Company makes periodic evaluations of the credit worthiness of its enterprise customers and other than obtaining deposits pursuant to its policies, it generally does require collateral. In the event of nonpayment, the Company has the ability to take back equipment pledged as collateral.

Need for Additional Financing

The Company does not have capital sufficient to meet the Company's cash needs. The Company will have to seek loans or equity placements to cover such cash needs.

The Company is in the process of offering to sell 2,000,000 shares at $1 per share in a private placement to accredited investors to raise up to 2,000,000 shares of common stock at $1.00 per share to attempt to raise up to $2,000,000 in capital to continue business development and fund operations.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to continue its business plan.


Item 3.  Description of Property.

The Company currently maintains an office at 303 N. Glenoaks Blvd., Burbank, CA 91505. This facility contains 1,798 square feet of space, and the Company currently pays rent at a rate of $1.80 per square foot, gross. The Company currently maintains its production facilities at 825 Western Avenue, #19 & #21, Glendale, CA 91205. This facility contains 3,000 square feet of space, and the Company pays rent at the rate of $.93 per square foot, gross

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of October 31, 2002, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.



                                                               NUMBER OF SHARES          OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS                                                           PERCENTAGE
-----------------------------------------------------------------------------------------------------------
Dean Janes (1)                                                8,625,000                 69.55%
c/o Imaging 3, Inc.
303 N. Glenoaks, Blvd.
Burbank, CA  91505

Christopher Sohn                                              2,875,000                 23.18%
c/o Imaging 3, Inc.
303 N. Glenoaks, Blvd.
Burbank, CA  91505

All directors and executive
officers as a group (2 persons)                               11,500,000                92.73%



(1)  Dean Janes is Chairman and Chief Executive Officer of the Company.

(2)  Christopher Sohn is a Director and Chief Operating Officer of the Company.


Each principal shareholder has sole investment power and sole voting power over the shares.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name                            Position Held              Tenure
-----------------------------------------------------------------------------

Dean Janes                      Chairman and CEO           Annual since 1993

Christopher Sohn                Director, President & COO  Annual since 1993

Xavier Aguilera                 Secretary/Treasurer        Annual since 1993
                                Senior Vice President &
                                CFO

Michele Janes                   Vice President-            Annual since 1993
                                Administration

The Company has a five-person Board of Directors, which presently has four positions filled by the individuals shown above.

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors of the Company will devote such time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

The following paragraphs outline the biographical information of the officers and directors of the Company.

Biographical Information

Dean Janes. Mr. Janes, age 37, is the Chairman and Chief Executive Officer of the Company. Mr. Janes has over 17 years of experience as a biomedical electronic engineer. He served for 9 years in the U.S. Army as a biomedical technician. Mr. Janes' work experience includes serving as a National Tech Support Engineer for Toshiba and Senior Engineer for Kaiser, COHR and OEC. He was responsible for integrating a CCD camera with a mobile fluoroscopy into the C-arm, a system that is used throughout the medical diagnostic medical imaging industry today. Mr. Janes is the principal inventor of Imaging3 real time 3D medical diagnostic imaging technology. He majored in Bio-Medical Electronic Engineering at the University of Colorado Technical Institute (1984-1988). Mr. Janes is a member of MENSA and is listed in Who's Who of Executive Business.

Christopher Sohn. Mr. Sohn, age 42, is the President and Chief Operating Officer of the Company. Christopher Sohn has 20 of experience in international trade. He has worked with a number of biomedical equipment manufacturers from Asia Pacific, as well as distributors throughout Latin America. As CEO of DMI (1995-2000) and ISOL America (2000-2001), he was responsible for establishing dealer networks throughout Latin America for several Korean medical equipment manufacturers. Mr. Sohn majored in Biochemistry and Computer Science at the University of California at Los Angeles (1978-1982).

Xavier Aguilera. Mr. Aguilera, age 53, is the Senior Vice President/Chief Financial Officer of the Company. Mr. Aguilera has over 29 years experience in finance, marketing, international finance and administration. Having served as both a domestic and international banker, his experience in administration has enabled him to help companies achieve high levels of success. For approximately 10 years prior to his employment by the Company, Mr. Aguilera served as a consultant in the medical management field. He holds a Bachelors degree in Business from California State University at Northridge (1983) and a Certificate of Medical Management from the University of California at Los Angeles (1995).

Michele Janes. Mrs. Janes, age 36, is the Vice President-Administration of the Company. Mrs. Janes has over 15 years experience in business administration. She has worked for Arthur Young, Remedy Temp and Fortune Promo Seven, the largest marketing firm in the Middle East. Mrs. Janes holds a Bachelors degree in Marketing from Bennett College of London (1985).

The Company intends to fill the vacancies on the Board of Directors with addi-tional qualified personnel over the next twelve months.

Indemnification of Officers and Directors

As permitted by California Corporation Law, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The California Corporation Law excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the California Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

Some officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.

There are no current plans or proposals in place that would give rise to any conflict of interest. There are no acquisitions planned or sought at this time. In the event that an acquisition of any business or technology controlled or owned by a director or officer were proposed. The Company has adopted a policy that any such acquisition must be approved by a majority of the disinterested directors.


Item 6.  Executive Compensation.

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                   Annual Compensation                         Awards
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Name and Principal       Year         Salary ($)     Bonus ($)    Other Annual            Restricted Stock     Securities
Position                                                          Compensation ($)        Award(s)             Underlying Options/
                                                                                          ($)                  SARs (#)
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Dean Janes,              2001         100,000        0            0                       0                    0
Chairman, CEO &          2000         100,000        0            0                       0                    0
Director                 1999         100,000        0            0                       0                    0
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Christopher Sohn         2001         110,000        0            0                       0                    0
President & COO, &       2000         110,000        0            0                       0                    0
Director                 1999         110,000        0            0                       0                    0
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------


Messrs. Janes and Sohn are employed by the Company on a full-time basis. The employment of each is "at will," and either the employee or the Company may terminate the employment relationship at any time, either with or without cause. Presently, the Company is paying salary to Mr. Janes at an annual rate of $100,000 and to Mr. Sohn at an annual rate of $110,000. Messrs. Janes and Sohn have each executed with the Company a Nondisclosure and Assignment of Inventions Agreement, under which each employee has assigned to the Company all rights to all inventions conceived by the co-founder in connection with his employment by the Company (to the extent permitted by California law).


                                                  Directors' Compensation
                                                  -----------------------
Name                             Annual  Meeting  Consulting      Number   Number of
                               Retainer  Fees     Fees/Other      of       Securities
                                 Fee ($) ($)      Fees ($)        Shares   Underlying
                                                                  (#)      Options
                                                                           SARs (#)
A. Director             2001      0        0          0            0           0
   Dean Janes

B. Director
   Christopher Sohn     2001      0        0          0            0           0

C. Director
   Xavier Aguilera      2001      0        0          0            0           0

D. Director
   Michele Janes        2001      0        0          0            0           0


         Option/SAR Grants Table (None)

Aggregated  Option/SAR  Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year (None)


Item 7. Certain Relationships and Related Transactions.

Mr. Janes is also the owner of the principal operating facility that the Company occupied in the past. The Company intends to reoccupy the facility, once it has been rebuilt from damaged caused by fire.

Dean Janes and Michele Janes are husband and wife.

No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

Item 8.  Description of Securities.

The Shares being registered are shares of the Common Stock of the Company, no par value. The holder of each Share is entitled to one vote per Share. The holders of the Shares do not have any preemptive rights, and there is no liquidating preference associated with the Shares.

There are no provisions of the Articles or Bylaws of the Company that may delay, defer, or prevent a takeover attempt. No "poison pill" provisions have been adopted by the Board.


                         RIGHTS OF CERTAIN SHAREHOLDERS



Shareholders

Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

Transfer Agent

The Company has not engaged a transfer agent. The Company's corporate counsel maintains stock book and issues shares.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934. The annual and quarterly reports may also be obtained online through Edgar at www.sec.gov/edgar/quickedgar.htm.

                                     PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters


                    DIVIDENDS, DISTRIBUTIONS, AND REDEMPTIONS

The Company has not paid, and does not anticipate paying, any dividends or other distributions to investors purchasing Shares in the Offering. The Company is taxed as a "C" corporation for federal income tax purposes.

No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 7 unique holders of record of the Company's common stock as of October 31, 2002. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

In connection with a fire at the Company's facility on or about February 19, 2002, in which the Company's manufacturing, warehouse, and office facilities were substantially destroyed, the Company has become engaged in litigation in several courts, described herein.

On February 28, 2002, the Company (as Imaging Services, Inc.) initiated legal proceedings in the Los Angeles Superior Court against its construction contractor, Tower Engineering [Imaging Services, Inc. and Dean Janes v. Tower Engineering, Los Angeles Superior Court case number EC033979.] In connection with that action, Tower Engineering filed a cross-complaint against the Company, seeking payment of allegedly outstanding invoices related to the same construction. The Company has answered the cross-complaint, denying its allegations, and the litigation is in the discovery phase, with no trial date scheduled. Other disputes have arisen in connection with this litigation, involving subcontractors and insurers for the parties. These construction-related cases are Hayat Painting and Wallcovering, Inc. v. Imaging Services, Inc. and Tower Engineering; Los Angeles Superior Court Case Number 02CC03321, filed April 8, 2002, and Westside Wholesale Electric and Lighting, Inc. v. Mario Albert Osorio, dba Albert's Electric Service, and Dean Janes; Los Angeles Superior Court case number 02K02597. These cases may be deemed related or consolidated with the primary Imaging vs. Tower action.

On April 25, 2002, the Company initiated litigation against a former employee and his subsequent employer for unfair business practices and related business torts in connection with that employee's post-termination conduct. In that action, Imaging Services, Inc. v. Dan Asbille, Imaging Technologies, and Computron Inc.; Los Angeles Superior Court Case Number BC 272665, the Company alleged causes of action for Intentional Interference with Prospective Business Relations, (2) Breach of the Implied Covenant of Good Faith and Fair Dealing,
(3) Unfair Business Practices, (4) Fraud, (5) Conversion, (6) Constructive Trust, (7) Declaratory Relief, (8) Implied Contractual Indemnity, (9) Total Equitable Indemnity, (10) Partial Equitable Indemnity, and (11) Contribution and Repayment. This action is pending in the Northwest District of the Los Angeles Superior Court. One of the defendants, individual defendant Danny Asbille, responded with a cross-complaint against the Company for breach of contract, which is being defended in conjunction with the Company's prosecution of the initial Complaint.

The Company and its president also has certain litigation and negotiations in progress resulting from activities arising from normal operations. These actions involve disputed amounts claimed in connection with purchase orders, and invoices, and are pending in several jurisdictions. The Company disputes the amounts claimed in these collection actions, and is defending each of these actions in the jurisdictions in which they were filed. These actions are The Center for Physical Medicine and Rehabilitation v. Imaging Service, Inc.; Alabama Court Case number 2001-242-GR, filed January 25, 2002, ISOL Tech America, Inc. v. Imaging Services, Inc., Dean Janes, and Chris Sohn; Los Angeles Superior Court Case No. EC 034969, filed on July 30, 2002, Medstone International, Inc. v. Imaging Services, Inc. and Dean Janes; Los Angeles Superior Court case number 02CC03321, filed February 27, 2002, Veterinary Management Services, Inc. v. Imaging Services, Inc.; Colorado case number 01-CV-001419; filed on May 25, 2002.

The Company believes, based on its review of these matters and consultation with outside legal counsel, that the ultimate resolution of such items will not have a material adverse effect on the Company's financial position or results of operations. Further, the Company is subject, from time to time, to various legal proceedings and claims, which arise in the normal course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the financial position or results of operations of the Company.

Item 3.  Changes in and Disagreements with Accountants.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

In the last three years, the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:



                                                       Purchase      Date of
Purchaser                               Per Share      Amount        Purchase       Shares
----------                              ---------      ------        --------       ------

Christopher Sohn                        $0.035         $100,000      7/5/01         2,875,000
303 N. Glenoaks Blvd.
Burbank, CA 91505

Boo Za Cho
303 N. Glenoaks Blvd.                   $0.87          $ 12,500      10/1/01        14,375
Burbank, CA 91505

Richard Kim
303 N. Glenoaks Blvd.                   $0.87          $ 25,000      10/1/01        28,750
Burbank, CA 91505

James Lee
303 N. Glenoaks Blvd.                   $0.87          $ 50,000      2/5/02         57,500
Burbank, CA 91505

Corporate Strategies, Inc.              $0.125         $100,000      6/12/02        800,000
5662 Calle Real
Santa Barbara, CA 93117

Each of the issuances listed above was made for cash, except Corporate Strategies, Inc., which was made for services. In June 2002, the Company entered into a service agreement with Corporate Strategies, Inc., for corporate development services in relation to assisting the Company in raising equity capital, in exchange of 800,000 shares of the Company's common shares valued at $100,000, based on valuation of the service to be provided and estimated valuation of the Company by the management, after the fire.


Item 5.  Indemnification of Directors and Officers

The Delaware General Corporation Law provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  November 8, 2002

                                            IMAGING 3, INC.


                                                /s/ Christopher Sohn
                                            by: ------------------------------
                                                Christopher Sohn, President


                                                Directors:


                                              /s/ Dean Janes
                                              ----------------------------------
                                              Dean Janes, Director


                                               /s/ Xavier Aguilera
                                              ----------------------------------
                                              Xavier Aguilera, Director


                                               /s/ Michele Janes
                                              ----------------------------------
                                              Michele Janes, Director



                                         IMAGING3, INC.
                               (FORMERLY, IMAGING SERVICES, INC.)
                                         BALANCE SHEETS
                                   DECEMBER 31, 2001 AND 2000



                                                                       ASSETS                  2001                2000
                                                                       ------                 ------              ------
            CURRENT ASSETS:
                   Cash & cash equivalents                                             $          286,254 $             78,087
                   Accounts receivable, net                                                       452,026              389,791
                   Inventory                                                                    1,471,625              973,783
                   Prepaid expenses                                                                31,730               22,064
                   Due from officer                                                               107,091                    -
                   Other receivables                                                               19,000                2,670
                                                                                         -----------------  -------------------
                                  Total current assets                                          2,367,726            1,466,395

            PROPERTY AND EQUIPMENT, net                                                            70,924               74,898

            OTHER ASSETS:
                   Deposits                                                                         6,477               10,950
                   Intangibles, net                                                                     -              204,500
                                                                                         -----------------  -------------------
                                                                                       $        2,445,127 $          1,756,743
                                                                                         =================  ===================


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

            CURRENT LIABILITIES:
                   Accounts payable                                                    $        1,032,427 $            723,468
                   Accrued expenses                                                                 6,878                2,800
                   Equipment deposits                                                             446,419               93,694
                   Due to officer                                                                       -               31,750
                   Due to former shareholder                                                       50,000                    -
                   Other loans                                                                     66,279               75,000
                   Notes payable-current                                                          104,180              107,465
                   Line of credit                                                                 709,548              430,376
                                                                                         -----------------  -------------------
                                  Total current liabilities                                     2,415,731            1,464,553

            Notes payable - long term                                                             365,372              179,849

            COMMITMENTS & CONTINGENCIES

            STOCKHOLDERS' EQUITY (DEFICIT)
                   Common stock, no par value; authorized shares 11,500,000;
                    issued and outstanding 11,500,000 shares at December 31, 2001 and 115,000 shares authorized; 115,000 shares
                    issued and outstanding at December 31, 2000                                    51,000                1,000
                   Shares to be issued                                                             37,500                    -
                   Retained earnings (accumulated deficit)                                       (424,476)             111,341
                                  Total stockholders' equity (deficit)                           (335,976)             112,341
                                                                                         -----------------  -------------------
                                                                                       $        2,445,127 $          1,756,743
                                                                                         =================  ===================


   The accompanying notes are an integral part of these financial statements.



                                         IMAGING3, INC.
                               (FORMERLY, IMAGING SERVICES, INC.)
                                    STATEMENTS OF OPERATIONS
                         FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                                2001                    2000
                                                                                               ------                  ------
              Net revenue                                                              $          6,523,936     $         4,510,442

              Cost of revenue                                                                     3,757,111               2,601,814
                                                                                         -------------------      ------------------
              Gross profit                                                                        2,766,825               1,908,628

              Operating expenses                                                                  2,860,008               1,997,259
                                                                                         -------------------      ------------------
              Loss from Operations                                                                  (93,183)                (88,631)

              Non-Operating Income (expense):
                         Other income                                                                     -                   5,085
                         Interest income                                                              5,165                     991
                         Impairment of goodwill (note 7)                                           (180,000)                      -
                         Interest expense                                                          (266,999)                (60,946)
                                                                                         -------------------      ------------------
                         Total non-operating income (expense)                                      (441,834)                (54,870)
                                                                                         -------------------      ------------------
              Loss before income tax                                                               (535,017)               (143,501)

              Provision for income taxes                                                                800                     800

              Net loss                                                                             (535,817)               (144,301)
                                                                                         ===================      ==================
                                                                                         -------------------      ------------------
              Basic and diluted weighted average shares outstanding                               5,916,671                 115,000
                                                                                         ===================      ==================

              Basic and diluted net loss per share                                     $              (0.09)    $             (1.25)
                                                                                         ===================      ==================


* The basic and diluted net loss per share has been restated to retroactively effect a 1:1.15 forward stock split in September 2002


   The accompanying notes are an integral part of these financial statements.


                                                 IMAGING3, INC.
                                       (FORMERLY, IMAGING SERVICES, INC.)
                                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                             Common Stock                      Retained earnings    Total
                                                        Number of                  Shares to    (accumulated    stockholders'
                                                         shares        Amount      be issued     deficit)       equity (deficit)
                                                        ---------      ------      ---------   -------------    ----------------

          Balance, December 31, 1999                       115,000  $     1,000 $          - $      303,642 $      304,642

          Distributions                                          -            -            -        (48,000)       (48,000)

          Net loss for year ended December 31, 2000              -            -            -       (144,301)      (144,301)
                                                        ------------   ----------   ----------  -------------  -------------
          Balance, December 31, 2000                       115,000        1,000            -        111,341        112,341

          Purchase of stock on capital restructuring       (28,750)     (50,000)           -              -        (50,000)

          Issuance of stock on capital restructuring    11,413,750      100,000            -              -        100,000

          Cash received for 43,125 shares to be issued           -            -       37,500              -         37,500

          Net loss for the year ended December 31, 2001          -            -            -       (535,817)      (535,817)
                                                        ------------   ----------   ----------  -------------  -------------
          Balance, December 31, 2001                    11,500,000  $    51,000  $    37,500  $    (424,476) $    (335,976)
                                                        ============   ==========   ==========  =============  =============


* The number of share have been restated to retroactively effect a 1:1.15 forward stock split on September 2002.


   The accompanying notes are an integral part of these financial statements.


                                         IMAGING3, INC.
                               (FORMERLY, IMAGING SERVICES, INC.)
                                    STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                                   2001            2000
                                                                                  ------          ------
          CASH FLOWS FROM OPERATING ACTIVITIES:
                   Net loss                                                  $     (535,817)$       (144,301)
                   Adjustments to reconcile net loss to net cash
                   used in operating activities:
                             Depreciation and amortization                           53,381           88,144
                             Impairment of goodwill                                 180,000                -
                             (Increase) / decrease in current assets:
                                       Accounts receivable                          (62,235)        (219,706)
                                       Inventory                                   (497,842)        (153,300)
                                       Prepaid expenses                              (9,666)          (7,190)
                                       Due from shareholders                       (107,091)          48,480
                                       Deposits                                       4,473           (4,777)
                                       Other receivables                            (16,330)          (1,670)
                             Increase / (decrease) in current liabilities:
                                       Accounts payable                             308,959          325,516
                                       Accrued expenses                               4,104           (9,318)
                                       Deferred tax                                       -           (4,490)
                                       Equipment deposits                           352,725         (104,651)
                                                                               -------------  ---------------
                   Net cash used in operating activities                           (325,339)        (187,263)
                                                                               -------------  ---------------
          CASH FLOWS FROM INVESTING ACTIVITIES
                             Acquisition of property & equipment                    (24,933)        (283,171)
                                                                               -------------  ---------------
                   Net cash used in investing activities                            (24,933)        (283,171)
                                                                               -------------  ---------------
          CASH FLOWS FROM FINANCING ACTIVITIES:
                             Payments on notes and loans                            (32,856)         (40,000)
                             Payments on loan from officer/shareholder              (31,750)        (173,714)
                             Payment of distribution                                      -          (48,000)
                             Proceeds from issuance of stock                        100,000                -
                             Proceeds from shares to be issued                       37,500                -
                             Proceeds from notes and loans                          206,373          273,147
                             Proceeds from line of credit                           279,172          430,376
                                                                               -------------  ---------------
                   Net cash provided by financing activities                        558,439          441,809
                                                                               -------------  ---------------
          NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                        208,167          (28,625)

          CASH & CASH EQUIVALENTS, BEGINNING BALANCE                                 78,087          106,712
                                                                               -------------  ---------------
          CASH & CASH EQUIVALENTS, ENDING BALANCE                            $      286,254 $         78,087
                                                                               =============  ===============




   The accompanying notes are an integral part of these financial statements.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATIONS AND DESCRIPTION OF BUSINESS

Imaging3, Inc. (formerly, Imaging Services, Inc.) (the "Company") is a California corporation, incorporated on October 29, 1993. The Company filed a certificate of amendment of articles of incorporation to change its name to Imaging3, Inc. on August 20, 2002.

The Company's primary business is production and sale of medical equipment, parts and services to hospitals, surgery centers, research labs, physician offices and veterinarians. Equipment sales include the new c-arms, c-arms tables remanufactured c-arms and used c-arm and surgical tables. Part sales comprise of new or renewed replacement parts for c-arms.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Accounts Receivable:

The Company's customer base consists of a geographically dispersed customers base. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Inventories

Inventories, comprising of finished goods and parts are stated at the lower of cost (first-in, first-out method) or market.

Property & Equipment

Property and equipment is carried at cost. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of three to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred.

Due to officer

In the year ended December 31, 2000, the Company had a balance due to the president of the Company amounting $31,750 for the payments made by him towards the Company's expenditures. This amount is interest free, due on demand and unsecured.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


Due to former shareholder

As a part of restructuring in 2001, the Company entered into a purchase agreement with the former shareholder to buyout all his interest and the ownership for $50,000. This amount is interest free, due on demand and unsecured. The outstanding balance on December 31, 2001 was $50,000 (note 15).

Income taxes

The Company filed its tax return for 2000 as an S corporation and has not filed its tax returns for 2001. The Company changed to C-corporation effective August 1, 2001. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition

The Company recognizes its revenue in accordance with the Securities and Exchange Commissions ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue is recorded net of estimated product returns, which is based upon the Company's return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in customer composition and historical experience. . The Company accrues for warranty costs, sales returns, and other allowances based on its experience. Generally, the Company extends credit to its customers and does not require collateral. The Company performs ongoing credit evaluations of its customers and historic credit losses have been within management's expectations.

Using Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate carrying values of such amounts.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


Stock-based compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the fair value method or
(ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for stock issued to employees" (APB 25) and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the fair value method. The company uses the intrinsic value method prescribed by APB25 and has opted for the disclosure provisions of SFAS No.123. Through December 31, 2001, the Company has not granted any option for its stock.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Currently, SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

Recent Pronouncements

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements make significant changes to the accounting for business combinations, goodwill, and intangible assets.

SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. This statement is effective for business combinations completed after June 30, 2001.

SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. This statement became effective from January 1, 2002.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business.

The Company does not expect that the adoption of above pronouncements will have a material effect on its earnings or financial position.

In May 2002, the Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds the automatic treatment of gains or losses from extinguishments of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS 145 are effective for transactions occurring after May 15, 2002, with early adoption encouraged. The Company does not anticipate that adoption of SFAS 145 will have a material effect on our earnings or financial position.

In June 2002, the FASB issued SFAS No. 146 " Accounting for Costs Associated with exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3 a liability for an exit cost as defined, was recognized at the date of an entity's commitment to an exit plan. The Company does not anticipate that adoption of SFAS 146 will have a material effect on our earnings or financial position.

3.      ACCOUNTS RECEIVABLE

All accounts receivable are trade related. These receivables are current and collection is mostly expected. The reserves for uncollectable accounts are $9,831 and $ 5,000 for the year ended December 31, 2001 and 2000, respectively.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


4.       INVENTORIES

Inventory comprised of following on December 31, 2001 and 2000:

                                               2001             2000

        Work in progress inventory      $    259,695          $   185,017
        Parts inventory                      289,542              107,115
        Finished goods                       922,388              681,642
                                           ----------            --------
        Total                           $  1,471,625          $   973,774
                                           ==========            ========


5.       DUE FROM OFFICER

This amount represent the amount the Company paid for officer's personal expenses. The amount is due on demand, unsecured. Interest is payable at 6% per annum. The interest for the year ended December 31, 2001 was $3,000.

6.       PROPERTY AND EQUIPMENT

Property and Equipment consisted of the following at December 31, 2001 and 2000:


                                                   2001                     2000

        Office Equipment & Furniture           $  95,652              $  78,645
        Tools & Shop Equipment                    43,626                 38,926
        Vehicles                                 105,871                102,671
                                                 -------                -------
                                                 245,149                220,242

        Less accumulated depreciation           (174,225)              (145,344)
                                                ---------             ----------

        Balance                                $  70,924              $  74,898
                                                =========             ==========

Depreciation expense was $28,881 and $40,142 for the year ended December 31, 2001 and 2000, respectively.

7.    ACQUISITION AND INTANGIBLES

Effective June 2000, the Company acquired the certain equipment and obtained services of a certain staff of Profit Improvement for the Healthcare Industry, Inc., located in San Diego, California, and Daniel Asbille, an individual. Per the agreement, the purchase price was $249,296, payable in a closing amount of $41,549 and 12 monthly installments of $17,312.3 each. The Company has accounted for the acquisition using the purchase method of accounting. The total purchase consideration of approximately $249,296 was allocated as follows based on the estimated fair value of the net assets acquired, considered to be of zero value, and on development of the staff acquired from the seller:

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS



        Goodwill                                $          200,026
        Staff training                                      49,000

                                                $          249,296
                                                ==================


The staff training cost was amortized in one year period beginning July 2000 and the goodwill was to be amortized in five years period beginning 2000. However, the staff acquired in the acquisition, left the Company in 2001. Therefore, the Company wrote off remaining amount of goodwill amounting $180,000 in 2001. The Company has initiated an action against the former employee and its employer (note 18). The intangibles at December 31, 2000 represented the net value of staff training of $24,500 and goodwill of $180,000 net of accumulated amortization of 24,500 and $20,026, respectively.

The net assets and the results of operations of the above acquisitions are not significant to the combined financial statements. Therefore, no pro forma disclosure is made.

8.       EQUIPMENT DEPOSITS

The amounts represent deposits received in advance from the customers for the purchase of equipment. The balances for December 31, 2001 and 2000 were $446,419 and $93,694, respectively. These deposits are applied to the invoices when the equipment is shipped to the customers.

9.       OTHER LOANS

The Company entered into an agreement with a leasing company whereby the leasing company will provide $75,000 in proceeds, for submission of more than $75,000 in contracts with attempt to submit a minimum of $150,000 a month, to be disbursed on the first day of every month subject to the Company's request. The leasing company will charge the interest on the difference between the $75,000 in proceeds disbursed and the amount of contracts that are completed by the end of the month. The interest rate on the unpaid proceeds is 12.5%. The Company had the unpaid balance of $66,279 and $75,000 as of December 31, 2001 and 2000, respectively.

10.    NOTES PAYABLE

Notes payable consisted of the following at December 31, 2001 and 2000:

                                                    2001                 2000
                                                ----------            ----------
Note payable to ProMedCo. for inventory
purchase bearing interest rate of 9 %,
paid off in 2001                                $       -               $10,000

Note payable to Profit Improvement for
assets purchase, no interest, paid off
Jan. 2001                                               -                24,135

Note payable to bank, interest rate;
prime +2 1/2%, original note; $100,000

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


maturity date; 3/4/02, secured by assets of
the Company                                        13,067                64,527

Note payable to bank, interest rate;
Prime +2 1/2%, original note; $200,000
maturity date; 5/7/05 , secured by assets of
the Company                                       166,782               188,652

Note payable to bank, interest rate;
Prime +2 1/2%, original note; $300,000
maturity date; 7/10/06, secured by assets of
the Company                                       289,703                     -
                                                 ----------        -------------
                           Total               $  469,552         $ 287,314
                                                 ==========        =========

Note payable -current                             104,180           107,465
Note payable- Long Term                           365,372           179,849
                                                 ----------        ---------
                           Total               $  469,552         $ 287,314
                                                 ==========        =========

Future annual principal payments on notes payable at December 31 are as follows:

           2002                                         $104,180
           2003                                           99,278
           2004                                          108,201
           2005                                           87,065
           2006                                           70,828
                                                       ---------
                                                        $469,552

11.   LINE OF CREDIT

The Company has a revolving line of credit of $750,000 originated on March 16, 2000. The interest rate on the balance is prime plus 2 1/2 %. The line is secured by the assets of the Company and personally guaranteed by the president of the Company. The line entitles the bank to purchase the receivables of the Company up to a limit of $600,000. The outstanding balances as of December 31, 2001 and 2000 were $709,548 and $430,376. The line expires in August 2002. The Company replaced this line with a line of credit from another institution in August 2002 (note 18).

12.   COMMITMENTS

The Company has a leased facility under operating lease agreement expiring October 31, 2005. This lease was terminated in May 2002. The Company also entered into one-year lease agreements for the office space and the warehouse after the fire (note 18) expiring March 2003 and October 2003.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


Future minimum lease commitments, excluding property taxes and insurance, are approximately as follows:

                                          Year ending December 31,
                                          ------------------------
                                         2002              $  65,466
                                         2003                 49,694
                                                          ------------
                                 Total                     $ 115,160
                                                          ============

Rent expenses for leased facility were $58,439 and $16,266 for the year ended December 31, 2001 and 2000, respectively.

13.      RELATED PARTY TRANSACTION

On May 25, 2001, the Company entered into 25-year lease agreement for the office building with the officer of the Company. The building was owned by the officer. The rent was $7,000 per month commencing June 1, 2001. This building was destroyed by the fire in February 2002 and the lease was mutually terminated (note 18).

14.     INCOME TAXES

For year ended December 31, 2000, the Company has elected for federal income tax purposes, under the Internal Revenue Code and the States of Texas and California, to be an S-corporation. In lieu of corporation income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes other than state franchise tax for California and Texas have been included in these financial statements for the year ended December 31, 2000. The Company had incurred a net loss in the year 2000; therefore, there are no income tax consequences to the Company if such taxes were computed as if the Company was a C Corporation. Accordingly, no pro forma information is disclosed.

The Company changed to C-corporation in July 2001. No provision was made for Federal income tax for the year ended December 31, 2001, since the Company had significant net operating loss. In the year ended December 31, 2001, the Company incurred net operating losses for tax purposes of approximately $268,000. The net operating loss carryforwards may be used to reduce taxable income through the year 2016. Net operating loss for carryforwards for the State of California are generally available to reduce taxable income through the year 2006. The availability of the Company's net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company's stock. The provision for income taxes consists of the state minimum tax imposed on corporations.

Temporary differences that give rise to deferred tax assets and liabilities at December 31, 2001 comprised of depreciation and amortization and net operating loss carry forward. The gross deferred tax asset balance as of December 31, 2001 was approximately $107,000. A 100% valuation allowance has been established against the deferred tax assets, as the utilization of the loss carrytforwards cannot reasonably be assured.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Consolidated Statements of Operations:

                                                         December 31, 2001
                                                         ---------------------

   Tax expense (credit) at statutory rate-federal               (34)%
   State tax expense net of federal tax                          (6)
   Changes in valuation allowance                                40
                                                         -----------------
   Tax expense at actual rate                                     -
                                                         =================


The components of the net deferred tax asset are summarized below:

                                                         December 31, 2001
                                                         -----------------
               Deferred tax asset
               Net operating losses                       $  107,000
               Less: valuation allowance                    (107,000)
                                                            ---------
                                                          $        -
                                                            =========

15.      STOCKHOLDERS' EQUITY

Common Stock:

Through December 31, 2000, the Company has two stockholders owning the Company's outstanding share capital in the ratio of 75:25.

In the fiscal year 2001, the Company replaced its minor shareholder owning 25% of the outstanding shares, with another shareholder. As a part of restructuring, the Company entered into a purchase agreement with the former shareholder to buyout all his interest in 28,750 shares of common stock for $50,000. The new shareholder invested $100,000 into the Company for his share of ownership. The Company changed its Articles of incorporation in November 2001 to increase its authorized shares capital from 100,000 shares to 10,000,000 shares of common stock. As a part of this transaction, the Company issued 8,538,750 additional pos-split (note 18) shares to its major shareholders and 2,875,000 shares to its minor shareholders, thereby keeping the ratio of shares ownership at 75:25.

In 2001, the Company received $37,500 for 43,125 post-split shares of Common stock. As of December 31, 2001, the shares were yet to be issued.

16.     SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company paid income taxes of $-0- and interest of $77,870 during the year 2001. The Company paid income taxes of $-0- and interest of $58,915 during the year 2000.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS



17.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. In the years ended December 31, 2001 and 2000, the Company had incurred losses of $538,817 and $144,301, respectively. The Company has a shareholders deficit of $335,976 on December 31, 2001. The continuing losses have adversely affected the liquidity of the Company. Also, as discussed in note 18, the Company had a fire at the Company's facility on February 19, 2002. The fire eventually burned and consumed the entire facility including the Company's manufacturing, warehouse and office facilities. Presently, the Company is operating out of a temporary facility. The continuation of the Company's future operation is dependent on the Company's ability to obtain a permanent and stable location for it's manufacturing and warehousing facilities.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the period ended December 31, 2001, towards (i) obtaining additional equity financing; in that regard, the Company is in process of offering to sell 2,000,000 shares at $1 per share in a private palcement to accredited investors
(ii) controlling of salaries and general and administrative expenses (iii) management of accounts payable and (iv) evaluation of its distribution and marketing methods. The management is planning to rebuild the facility for its operations.

18.   SUBSEQUENT EVENTS

Fire at the Company's facility:

On February 19, 2002, a fire gutted the Company's principal operating facility. The fire, which originated within the building, eventually burned and consumed the entire facility including the Company's manufacturing, warehouse and office facilities. The damage to the building and the loss of the Company's equipment were covered by liability insurance. However, the fire substantially disrupted the Company's operations. The Company's insurance company has settled the loss of finished goods inventory for $202,000, parts inventory for $1,289,000 and loss of revenue for $547,000. The cost of inventory burned in the fire was $1,013,000 resulting in a gain of $1,025,000 to the Company. The building was owned by the majority shareholder and President of the Company. Since then, the Company is renting two facilities at different locations for its office and manufacturing/warehouse, for a twelve-month period ending in 2003. The total monthly rental on the facilities is $9,460.

Litigations:

The Company filed a suit against its construction contractor, Tower Engineering for the cause of fire. In connection to this action, Tower engineering filed cross complaint against the Company, seeking payment of allegedly outstanding invoices for the same construction. The litigation is in the discovery phase,

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


with no trial date scheduled. Other disputes have arisen in connection with this litigation, involving subcontractors and insurers.

In April 2002, the Company initiated litigation against a former employee and his subsequent employer for unfair business practice and related business torts in connection with that employee's post termination conduct. This action is pending in the Northwest District of Los Angeles Superior Court.

The Company also has certain litigation and negotiations in progress resulting from activities arising from normal operations. These actions involve disputed amounts claimed in connection with purchase orders, invoices, and pending in several jurisdictions. The Company disputes the amounts claimed in these collection actions and defending each of these actions in the jurisdictions in which they were filed. The disputed amounts are included in accounts payable relating to three vendors totaling $404,608 and equipment deposit of $15,472. The Company believes, based on its review and consultation with outside legal counsel, that the ultimate resolution of such items will not have a material adverse effect on the Company's financial position or results of operations.

Agreements:

In June 2002, the Company entered into a service agreement with Corporate Strategies, Inc. (CSI), for corporate development services in relation to assisting the Company in raising equity capital, in exchange of 800,000 post stock-split shares of the Company's common shares valued at $100,000, based on valuation of the service to be provided and estimated valuation of the Company by the management, after the fire. The term of the agreement is twelve months from June 12, 2002. The stock was not issued as of September 30, 2002.

The Company received $500,000 line of credit from a funding company in August 2002. The term is three months with three-month renewals and the interest rate is 1.75% per each 30 day period and in addition prime rate plus 3% on the balance. The line is secured by the assets of the Company.

Equity:

In February 2002, the Company issued 57,500 post-split shares for $50,000 cash.

In September 2002, the board of directors of the Company authorized to split the Company's common stock at the ratio of 1.15 shares for 1 previously issued share.



                                         IMAGING3, INC.
                               (FORMERLY, IMAGING SERVICES, INC.)
                                         BALANCE SHEETS
                                   SEPTEMBER 30, 2002 AND 2001
                                           (UNAUDITED)


                                                              ASSETS                  2002                2001
                                                              ------                 ------              ------
CURRENT ASSETS:
       Cash & cash equivalents                                            $          414,735 $            186,892
       Accounts receivable, net                                                      114,202              477,794
       Inventory                                                                     662,140            1,264,560
       Prepaid expenses                                                               60,740               53,610
       Due from officer                                                              189,606                    -
       Other receivables                                                              14,800                3,826
                                                                            -----------------  -------------------
                      Total current assets                                         1,456,223            1,986,682

PROPERTY AND EQUIPMENT, net                                                           33,032               63,272

OTHER ASSETS:
       Deposits                                                                       12,172               11,977
       Intangibles, net                                                                    -              180,000
                                                                            -----------------  -------------------
                                                                          $        1,501,427 $          2,241,931
                                                                            =================  ===================


                                 LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
       Accounts payable                                                   $          898,968 $            826,523
       Accrued expenses                                                               44,413                8,480
       Equipment deposits                                                            383,422              122,040
       Due to shareholder                                                             40,000               50,000
       Other loans                                                                         -               66,279
       Notes payable-current                                                         165,269              138,224
       Line of credit                                                                 42,038              750,000
                                                                            -----------------  -------------------
                      Total current liabilities                                    1,574,110            1,961,546

Notes payable - long term                                                            261,729              358,896

COMMITMENTS & CONTINGENCIES

STOCKHOLDERS' DEFICIT
       Common stock, no par value; authorized shares 100,000,000;
        issued and outstanding 11,600,625 shares at September 30, 2002 and 11,500,000 shares authorized; 11,500,000 shares
        issued and outstanding at September 30, 2001                                 138,500               51,000
       Shares to be issued                                                            25,000                    -
       Deferred stock issuance cost                                                  (25,000)                   -
       Accumulated deficit                                                          (472,912)            (129,511)
                                                                            -----------------  -------------------
                      Total stockholders' deficit                                   (334,412)             (78,511)
                                                                            -----------------  -------------------
                                                                          $        1,501,427 $          2,241,931
                                                                            =================  ===================



   The accompanying notes are an integral part of these financial statements.


                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                            STATEMENTS OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                   (UNAUDITED)

                                                                                      2002                    2001
                                                                                     ------                  ------
Net revenue                                                               $          1,656,378     $         4,838,546

Cost of revenue                                                                      1,316,414               2,703,077
                                                                             ------------------      ------------------
Gross profit                                                                           339,964               2,135,469

Operating expenses                                                                   1,353,275               2,164,821
                                                                             ------------------      ------------------
Loss from Operations                                                                (1,013,311)                (29,352)

Non-Operating Income (expense):
           Other income                                                                  3,989                       -
           Interest income                                                               7,431                   4,551
           Gain on insurance claim on fire loss                                      1,025,498                       -
           Interest expense                                                            (71,243)               (215,251)
                                                                             ------------------      ------------------
           Total non-operating income (expense)                                        965,675                (210,700)
                                                                             ------------------      ------------------
Loss before income tax                                                                 (47,636)               (240,052)

Provision for income taxes                                                                 800                     800

Net loss                                                                  $            (48,436)    $          (240,852)
                                                                             ==================      ==================
                                                                             ------------------      ------------------
Basic and diluted weighted average shares outstanding                               11,587,724               7,871,813
                                                                             ==================      ==================

Basic and diluted net loss per share                                      $             (0.004)    $            (0.031)
                                                                             ==================      ==================


* The basic and diluted net loss per share has been restated to retroactively effect a 1:1.15 forward stock split in September 2002


   The accompanying notes are an integral part of these financial statements.


                                                 IMAGING3, INC.
                                       (FORMERLY, IMAGING SERVICES, INC.)
                                       STATEMENT OF STOCKHOLDERS' DEFICIT
                                FOR THE PERIOD ENDED SEPTEMBER 30, 2002 AND 2001
                                                   (UNAUDITED)

                                                 Common Stock                      Deferred stock Retained earnings  Total
                                            Number of                  Shares to    issuance      (accumulated      stockholders'
                                              shares       Amount      be issued      cost        deficit)          equity (deficit)
                                           -------------  ----------   ----------- -----------    ------------       -------------
Balance, December 31, 2000                      115,000 $     1,000  $          - $         - $      111,341 $      112,341

Purchase of stock on capital restructuring      (28,750)    (50,000)            -           -              -        (50,000)

Issuance of stock on capital restructuring   11,413,750     100,000             -           -              -        100,000

Net loss for the nine month period ended
  September 30, 2001                                  -           -             -           -       (240,852)      (240,852)
                                           -------------  ----------   ----------- -----------   ------------  -------------
Balance, September 30, 2001                  11,500,000      51,000             -           -       (129,511)       (78,511)

Cash received for 43,125 shares to be issued          -           -        37,500           -              -         37,500

Net loss for the period from Sep. 30, 2001
  to Dec. 31, 2001                                    -           -            -            -       (294,965)      (294,965)
                                           -------------  ----------   ----------- -----------   ------------  -------------
Balance, December 31, 2001                   11,500,000      51,000        37,500           -       (424,476)      (335,976)

Shares issued for cash received in the prior
  period                                         43,125      37,500       (37,500)          -              -              -

Shares issued for cash received                  57,500      50,000            -            -              -         50,000

Shares to be issued for the stock issuance
  cost                                                -                    25,000     (25,000)             -              -

Net loss for the nine month period ended
  September 30, 2002                                  -           -            -                     (48,436)       (48,436)
                                           -------------  ----------   ----------- -----------   ------------  -------------
Balance, September 30, 2002                  11,600,625 $   138,500 $      25,000 $   (25,000)$     (472,912)$     (334,412)
                                           =============  ==========   =========== ===========   ============  =============


* The number of share have been restated to retroactively effect a 1:1.15 forward stock split on September 2002.


   The accompanying notes are an integral part of these financial statements.


                                         IMAGING3, INC.
                               (FORMERLY, IMAGING SERVICES, INC.)
                                    STATEMENTS OF CASH FLOWS
                      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                           (UNAUDITED)

                                                                                   2002              2001
                                                                                  ------            ------
CASH FLOWS FROM OPERATING ACTIVITIES:
          Net loss                                                        $         (48,436)$        (240,852)
          Adjustments to reconcile net loss to net cash
          used in operating activities:
                     Depreciation and amortization                                   21,880            49,971
                     Gain on insurance claim on fire loss                        (1,025,498)                -
                     (Increase) / decrease in current assets:
                               Accounts receivable                                  337,824           (88,003)
                               Inventory                                           (150,177)         (290,777)
                               Prepaid expenses                                     (29,010)          (31,546)
                               Due from shareholders                                (82,515)                -
                               Deposits                                              (5,695)           (1,027)
                               Other receivables                                      4,200            (1,130)
                     Increase / (decrease) in current liabilities:
                               Accounts payable                                    (133,459)          103,055
                               Accrued expenses                                      37,535             2,416
                               Other liabilities                                    (66,279)           51,266
                               Equipment deposits                                   (62,997)           28,346
                                                                            ----------------  ----------------
          Net cash used in operating activities                                  (1,202,627)         (418,281)
                                                                            ----------------  ----------------
CASH FLOWS FROM INVESTING ACTIVITIES
                     Cash received from insurance on fire loss                    2,038,120                 -
                     Acquisition of property & equipment                            (36,948)          (13,873)
                                                                            ----------------  ----------------
          Net cash provided by (used in) investing activities                     2,001,172           (13,873)
                                                                            ----------------  ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
                     Payments on notes and loans                                   (103,643)           (8,721)
                     Payments on loan from officer/shareholder                      (10,000)          (31,750)
                     Payment of distribution                                              -           (48,000)
                     Payment of line of credit                                     (667,510)                -
                     Proceeds from issuance of stock                                 50,000           100,000
                     Proceeds from notes and loans                                   61,089           209,806
                     Proceeds from line of credit                                         -           319,624
                                                                            ----------------  ----------------
          Net cash provided by financing activities                                (670,064)          540,959
                                                                            ----------------  ----------------
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                                  128,481           108,805

CASH & CASH EQUIVALENTS, BEGINNING BALANCE                                          286,254            78,087
                                                                            ----------------  ----------------
CASH & CASH EQUIVALENTS, ENDING BALANCE                                   $         414,735 $         186,892
                                                                            ================  ================



   The accompanying notes are an integral part of these financial statements.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


1.     ORGANIZATIONS AND DESCRIPTION OF BUSINESS

Imaging3, Inc. (formerly, Imaging Services, Inc.) (the "Company") is a California corporation, incorporated on October 29, 1993. The Company filed a certificate of amendment of articles of incorporation to change its name to Imaging3, Inc. on August 20, 2002.

The Company's primary business is production and sale of medical equipment, parts and services to hospitals, surgery centers, research labs, physician offices and veterinarians. Equipment sales include the new c-arms, c-arms tables remanufactured c-arms and used c-arm and surgical tables. Part sales comprise of new or renewed replacement parts for c-arms.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Accounts Receivable:

The Company's customer base consists of a geographically dispersed customers base. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Inventories

Inventories, comprising of finished goods and parts are stated at the lower of cost (first-in, first-out method) or market.

Property & Equipment

Property and equipment is carried at cost. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of three to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred.

Due to former shareholder

As a part of restructuring in 2001, the Company entered into a purchase agreement with the former shareholder to buyout all his interest and the ownership for $50,000. This amount is interest free, due on demand and unsecured. The outstanding balance on September 30, 2002 and 2001 was $40,000 and $50,000, respectively (note 15).

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


Income taxes

The Company filed its tax return for 2000 as an S corporation and has not filed its tax returns for 2001. The Company changed to C-corporation effective August 1, 2001. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition

The Company recognizes its revenue in accordance with the Securities and Exchange Commissions ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue is recorded net of estimated product returns, which is based upon the Company's return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in customer composition and historical experience. . The Company accrues for warranty costs, sales returns, and other allowances based on its experience. Generally, the Company extends credit to its customers and does not require collateral. The Company performs ongoing credit evaluations of its customers and historic credit losses have been within management's expectations.

Using Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate carrying values of such amounts.

Stock-based compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the fair value method or
(ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for stock issued to employees" (APB 25) and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the fair value method. The company uses the intrinsic value method prescribed by APB25 and has opted for the disclosure provisions of SFAS No.123. Through September 30, 2002, the Company has not granted any option for its stock.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Currently, SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

Recent Pronouncements

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements make significant changes to the accounting for business combinations, goodwill, and intangible assets.

SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. This statement is effective for business combinations completed after June 30, 2001.

SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. This statement became effective from January 1, 2002.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business.

The Company does not expect that the adoption of above pronouncements will have a material effect on its earnings or financial position.

In May 2002, the Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds the automatic treatment of gains or losses from extinguishments of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS 145 related to the rescission of FASB Statement 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. All other provisions of SFAS 145 are effective for transactions occurring after May 15, 2002, with early adoption encouraged. The Company does not anticipate that adoption of SFAS 145 will have a material effect on our earnings or financial position.

In June 2002, the FASB issued SFAS No. 146 " Accounting for Costs Associated with exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3 a liability for an exit cost as defined, was recognized at the date of an entity's commitment to an exit plan. The Company does not anticipate that adoption of SFAS 146 will have a material effect on our earnings or financial position.

3.      ACCOUNTS RECEIVABLE

All accounts receivable are trade related. These receivables are current and collection is mostly expected. The amount of accounts receivable collateralized for line of credit as of September 30, 2002 was $45,961 from total receivable of $124,032. The reserves for uncollectable accounts are $9,831 and $ 4,831 for the year ended September 30, 2002 and 2001, respectively.

4.       INVENTORIES

Inventory comprised of following on September 30, 2002 and 2001:

                                              2002                 2001
                                             ------               ------
       Work in progress inventory        $    160,458          $   221,298
       Parts inventory                         33,519              252,912
       Finished goods                         468,163              790,350
                                            ----------            --------
                  Total                    $  662,140          $ 1,264,560
                                            ==========           =========

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


5.       DUE FROM OFFICER

This amount represents the amount the Company paid for officer's personal expenses. The amount is due on demand, unsecured. Interest is payable at 6% per annum. The interest for the period ended September 30, 2002 was $6,300.

6.       PROPERTY AND EQUIPMENT

Property and Equipment consisted of the following at September 30, 2002 and 2001:


                                             2002                       2001
                                            ------                     ------

        Office Equipment & Furniture       $  33,311                $ 89,152
        Tools & Shop Equipment                 3,038                  45,113
        Vehicles                             105,871                 105,871
                                           ----------               ---------
                                             142,220                 220,242

        Less accumulated depreciation       (109,188)               (156,970)
                                           ----------              ----------

        Balance                            $  33,032              $   63,272
                                           ==========              ==========

Depreciation expense was $18,945 and $21,880 for the period ended September 30, 2002 and 2001, respectively.

7.    ACQUISITION AND INTANGIBLES

Effective June 2000, the Company acquired the certain equipment and obtained services of a certain staff of Profit Improvement for the Healthcare Industry, Inc., located in San Diego, California, and Daniel Asbille, an individual. Per the agreement, the purchase price was $249,296, payable in a closing amount of $41,549 and 12 monthly installments of $17,312.3 each. The Company has accounted for the acquisition using the purchase method of accounting. The total purchase consideration of approximately $249,296 was allocated as follows based on the estimated fair value of the net assets acquired, considered to be of zero value, and on development of the staff acquired from the seller:

        Goodwill                                      $          200,026
        Staff training                                            49,000

                                                      $          249,296
                                                                 =======

The staff training cost was amortized in one-year period beginning July 2000 and the goodwill was to be amortized in five years period beginning 2000. However, the staff acquired in the acquisition, left the Company in 2001. Therefore, the Company wrote off remaining amount of goodwill amounting $180,000 in 2001. The Company has initiated an action against the former employee and its employer

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


(note 19). The intangibles at December 31, 2000 represented the goodwill balance of $180,000 net of accumulated amortization of $20,026.

The net assets and the results of operations of the above acquisitions are not significant to the combined financial statements. Therefore, no pro forma disclosure is made.

8.       EQUIPMENT DEPOSITS

The amounts represent deposits received in advance from the customers for the purchase of equipment. The balances as of September 30, 2002 and 2001 were $383,422 and $122,040, respectively. These deposits are applied to the invoices when the equipment is shipped to the customers.

9.       OTHER LOANS

The Company entered into an agreement with a leasing company whereby the leasing company will provide $75,000 in proceeds, for submission of more than $75,000 in contracts with attempt to submit a minimum of $150,000 a month, to be disbursed on the first day of every month subject to the Company's request. The leasing company will charge the interest on the difference between the $75,000 in proceeds disbursed and the amount of contracts that are completed by the end of the month. The interest rate on the unpaid proceeds is 12.5%. The Company had the unpaid balance of $66,279 as of September 30, 2001. The amount was paid off in the nine month period ended September 30, 2002.

10.    NOTES PAYABLE

Notes payable consisted of the following at September 30, 2002 and 2001:

                                                   2002                 2001
                                                  ------               ------

Note payable to bank, interest rate;
prime +2 1/2%, original note; $100,000
maturity date; 3/4/02, secured by assets of
the Company                                             -               26,437

Note payable to bank, interest rate;
Prime +2 1/2%, original note; $200,000
maturity date; 5/7/05 , secured by assets of
the Company                                       154,321              172,814

Note payable to bank, interest rate;
Prime +2 1/2%, original note; $300,000
maturity date; 7/10/06, secured by assets of
the Company                                       272,677              297,869
                                                 ----------           ---------
                             Total             $  426,998            $ 497,120
                                                 ==========           =========

Note payable -current                             165,269              138,224
Note payable- Long Term                           261,729              358,896
                                                 ---------            ---------
                             Total             $  426,998            $ 497,120
                                                 ==========           =========
                                      F-26

Future annual principal payments on notes payable at September 30 are as follows:

           2003                                    $165,269
           2004                                     105,894
           2005                                      98,013
           2006                                      57,822
                                                   ---------
                                                   $426,998
                                                   =========


11.   LINE OF CREDIT

The Company had a revolving line of credit of $750,000 originated on March 16, 2000. The interest rate on the balance is prime plus 2 1/2 %. The line was secured by the assets of the Company and personally guaranteed by the president of the Company. The line entitles the bank to purchase the receivables of the Company up to a limit of $600,000. The outstanding balance as of September 30, 2001 was $750,000. When this line expired in August 2002, the Company replaced it with a new $500,000 line of credit from another institution. The term is three months with three-month renewals and the interest rate is 1.75% per each 30 day period and in addition prime rate plus 3% on the balance. The line is secured by the assets of the Company. Included in accounts receivable as of September 30, 2002 is $45,961 collateralized amount on this line of credit. The outstanding balance as of September 30, 2002 was $42,038.

12.   COMMITMENTS

The Company had a leased facility under operating lease agreement expiring October 31, 2005. This lease was terminated in May 2002. The Company entered into one-year lease agreements for the office space and the warehouse after the fire (note 18) expiring March 2003 and October 2003. Future minimum lease commitments, excluding property taxes and insurance, are approximately as follows:

                           Period ending September 30,
                           ---------------------------

                             2003            $ 46,994

Rent expenses for leased facilities were $78,585 and $117,759 for the periods ended September 30, 2002 and 2001, respectively.

13.      RELATED PARTY TRANSACTION

On May 25, 2001, the Company entered into 25-year lease agreement for the office building with the officer of the Company. The building was owned by the officer. The rent was $7,000 per month commencing June 1, 2001. This building was destroyed by the fire in February 2002 and the lease was mutually terminated (note 18).

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


14.     INCOME TAXES

For year ended December 31, 2000, the Company has elected for federal income tax purposes, under the Internal Revenue Code and the States of Texas and California, to be an S-corporation. In lieu of corporation income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

The Company changed to C-corporation in July 2001. No provision was made for Federal income tax for the period ended September 30, 2002 and 2001, since the Company had significant net operating loss. The Company had net operating losses for tax purposes of approximately $316,000 and $60,000 on September 30, 2002 and 2001, respectively. The net operating loss carryforwards may be used to reduce taxable income through the year 2018. Net operating loss for carryforwards for the State of California are generally available to reduce taxable income through the year 2008. The availability of the Company's net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company's stock. The provision for income taxes consists of the state minimum tax imposed on corporations. The Company had incurred a net loss in the year 2000; therefore, there are no income tax consequences to the Company if such taxes were computed as if the Company was a C Corporation. Accordingly, no pro forma information is disclosed.

Temporary differences that give rise to deferred tax assets and liabilities at September 30, 2002 and 2001 comprised of depreciation and amortization and net operating loss carry forward. The gross deferred tax asset balance as of September 30, 2002 and 2001 was approximately $126,000 and $24,000, respectively. A 100% valuation allowance has been established against the deferred tax assets, as the utilization of the loss carrytforwards cannot reasonably be assured.

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statements of
Operations:


                                                     September 30, 2002    September 30, 2001
                                                     ------------------    ------------------
Tax expense (credit) at statutory rate-federal                 (34)%                  (34)%
State tax expense net of federal tax                            (6)                    (6)
Changes in valuation allowance                                  40                     40
                                                            -----------           -----------
Tax expense at actual rate                                       -                      -
                                                            ===========           ===========

The components of the net deferred tax asset are summarized below:


                                                     September 30, 2002    September 30, 2001
                                                     ------------------    ------------------
Deferred tax asset
Net operating losses                                      $  126,000           $  24,000
Less: valuation allowance                                   (126,000)            (24,000)
                                                            ---------            --------
                                                          $        -           $       -
                                                            =========            ========

15.      STOCKHOLDERS' EQUITY

Common Stock:

Through December 31, 2000, the Company has two stockholders owning the Company's outstanding share capital in the ratio of 75:25.

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


In the fiscal year 2001, the Company replaced its minor shareholder owning 25% of the outstanding shares, with another shareholder. The Company entered into a purchase agreement with the former shareholder to buyout all his interest and the ownership for $50,000. The new shareholder invested $100,000 into the Company for his share of ownership. The Company changed its Articles of incorporation in November 2001 to increase its authorized shares capital from 100,000 shares to 10,000,000 shares of common stock. As a part of this transaction, the Company issued 8,510,000 additional pos-split shares to its major shareholders and 2,882,500 shares to its minor shareholders, thereby keeping the ratio of shares ownership at 75:25.

In September 2002, the board of directors of the Company authorized to split the Company's common stock at the ratio of 1.15 shares for 1 previously issued share.

In the period ended September 30, 2002, the Company issued 43,125 post-split shares of Common stock.for $37,500 cash received in the prior year and issued 57,500 post-split shares for $50,000 cash received during this period.

In June 2002, the Company entered into a service agreement with Corporate Strategies, Inc. (CSI), for corporate development services in relation to assisting the Company in raising equity capital, in exchange of 800,000 post stock-split shares of the Company's common shares valued at $100,000, based on valuation of the service to be provided and estimated valuation of the Company by the management, after the fire. The term of the agreement is twelve months from June 12, 2002. The stock was not issued as of September 30, 2002. The Company has recorded compensation for the services from July 2002 through September 2002 amounting $25,000 as deferred stock issuance cost in the financial statements as the services were rendered primarily towards the efforts to raise equity capital.

16.     SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

The Company prepares its statements of cash flows using the indirect method as defined under the Financial Accounting Standard No. 95.

The Company paid income taxes of $-0- and interest of $65,980 during the period ended September 30, 2002 and income taxes of $-0- and interest of $61,951 during the period ended September 30, 2001.

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW ITEMS:

The Cash flow statement for the year ended September 30, 2002 does not include the effect of shares to be issued for deferred stock issuance cost of $25,000.

17.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. In the periods ended September 30, 2002 and 2001, the Company had incurred losses of $48,436 and $240,852, respectively. The Company has a shareholders deficit of $472,912 on September 30, 2002. The continuing losses have adversely affected the liquidity of the Company. Also, as discussed in note 18, the Company had a fire at the Company's facility on

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


February 19, 2002. The fire eventually burned and consumed the entire facility including the Company's manufacturing, warehouse and office facilities. Presently, the Company is operating out of a temporary facility. The continuation of the Company's future operation is dependent on the Company's ability to obtain a permanent and stable location for it's manufacturing and warehousing facilities.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the period ended September 30, 2002, towards (i) obtaining additional equity financing; in that regard, the Company is in process of offering to sell 2,000,000 shares at $1 per share in a private placement to accredited investors
(ii) controlling of salaries and general and administrative expenses (iii) management of accounts payable and (iv) evaluation of its distribution and marketing methods. The management is planning to rebuild the facility for its operations.

18.    FIRE AT THE COMPANY'S FACILITY

On February 19, 2002, a fire gutted the Company's principal operating facility. The fire, which originated within the building, eventually burned and consumed the entire facility including the Company's manufacturing, warehouse and office facilities. The damage to the building and the loss of the Company's equipment were covered by liability insurance. However, the fire substantially disrupted the Company's operations. The Company's insurance company has settled the loss of finished goods inventory for $202,000, parts inventory for $1,289,000 and loss of revenue for $547,000. The cost of inventory burned in the fire was $1,013,000 resulting in a gain of $1,025,000 to the Company. The building was owned by the majority shareholder and President of the Company. Since then, the Company is renting two facilities at different locations for its office and manufacturing/warehouse, for a twelve-month period ending in 2003. The total monthly rental on the facilities is $9,460.

19.      LITIGATION

The Company filed a suit against its construction contractor, Tower Engineering for the cause of fire. In connection to this action, Tower engineering filed cross complaint against the Company, seeking payment of allegedly outstanding invoices for the same construction. The litigation is in the discovery phase, with no trial date scheduled. Other disputes have arisen in connection with this litigation, involving subcontractors and insurers.

In April 2002, the Company initiated litigation against a former employee and his subsequent employer for unfair business practice and related business torts in connection with that employee's post termination conduct. This action is pending in the Northwest District of Los Angeles Superior Court.

The Company also has certain litigation and negotiations in progress resulting from activities arising from normal operations. These actions involve disputed amounts claimed in connection with purchase orders, invoices, and pending in several jurisdictions. The Company disputes the amounts claimed in these

                                 IMAGING3, INC.
                       (FORMERLY, IMAGING SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS


collection actions and defending each of these actions in the jurisdictions in which they were filed. The disputed amounts are included in accounts payable relating to three vendors totaling $404,608 and equipment deposit of $15,472. The Company believes, based on its review and consultation with outside legal counsel, that the ultimate resolution of such items will not have a material adverse effect on the Company's financial position or results of operations.